SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

NutriSystem, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

67069D108
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 17 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 67069D108	13D/A	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,015,425 shares of Common Stock (including options to purchase 384,900 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,015,425 shares of Common Stock (including options to purchase 384,900 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,015,425 shares of Common Stock (including options to purchase 384,900 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 67069D108	13D/A	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 504,213 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 504,213 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 504,213 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67069D108	13D/A	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 504,213 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 504,213 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 504,213 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 67069D108	13D/A	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON GEH Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,500 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,500 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 44,500 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 67069D108	13D/A	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,688,132 shares of Common Stock (including options to purchase 384,900 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,688,132 shares of Common Stock (including options to purchase 384,900 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,688,132 shares of Common Stock (including options to purchase 384,900 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 67069D108	13D/A	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,732,632 shares of Common Stock (including options to purchase 384,900 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,732,632 shares of Common Stock (including options to purchase 384,900 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,732,632 shares of Common Stock (including options to purchase 384,900 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 67069D108	13D/A	Page 8 of 17 Pages

This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 30, 2013 (the "Original Schedule 13D"), Amendment No. 1 filed with the SEC on November 6, 2013 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on February 18, 2014 ("Amendment No. 2") and Amendment No. 3 filed with the SEC on March 25, 2014 ("Amendment No. 3 and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the "Schedule 13D") with respect to the common stock, par value $0.001 per share (the "Common Stock"), of NutriSystem, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Paragraphs (a) – (c) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) This Schedule 13D is filed by: (i) Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"); (ii) Clinton Relational Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership ("CREL"); (iii) Clinton Relational Opportunity, LLC, a Delaware limited liability company, which serves as the investment manager to CREL ("CRO"); (iv) GEH Capital, Inc., a Delaware corporation ("GEHC"); (v) Clinton Group, Inc., a Delaware corporation, which serves as the investment manager to SPOT and CMAG (“CGI”); and (vi) George E. Hall, a United States citizen, who serves as Chief Executive Officer of CGI ("Mr. Hall", and together with CMAG, CREL, CRO, GEHC and CGI, “Clinton”).

(b) The principal business address of CRO, GEHC, CGI and Mr. Hall is 601 Lexington Avenue, 51st Floor, New York, New York 10022. The principal business address of CMAG and CREL is c/o Credit Suisse Administration Services (Cayman) Ltd., P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

(c) The principal business of CRO and CGI is to provide investment management services to private individuals and institutions. The principal business of CMAG, CREL and GEHC is to invest in securities. The principal business of Mr. Hall is to serve as Chief Executive Officer of CGI.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer or general partner, as applicable, of CGI, CMAG, CREL, CRO and GEHC is set forth in Appendix A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any shares of Common Stock.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $21,112,000 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.

CUSIP No. 67069D108	13D/A	Page 9 of 17 Pages

The source of the funds used to acquire the Common Stock reported herein is the working capital of CMAG, CREL and GEHC for the shares of Common Stock held by each of them, and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 28, 2014, representatives of the Reporting Persons spoke by telephone to the Chief Executive Officer and Chief Financial Officer of the Issuer to discuss the contents of the Reporting Persons March 24, 2014 letter. In the discussion, the Reporting Persons reiterated their view that the Company should borrow money to repurchase shares of Common Stock. The Reporting Persons also clarified that the proposal included maintaining the current $0.70 dividend on all outstanding Common Stock.

On March 31, 2014, representatives of the Reporting Persons sent a follow-up letter (the "March 31 Letter") to the Chief Executive Officer of the Issuer to provide additional analyses regarding the repurchase of shares and again clarified that the Reporting Persons believe the existing dividend should be maintained on all outstanding Common Stock. The foregoing summary of the March 31 Letter is qualified in its entirety by reference to the full text of the Letter, a copy of which is attached as Exhibit 5 to the Schedule 13D and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,732,632 shares of Common Stock, constituting approximately 6.0% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 28,669,225 shares of Common Stock outstanding as of February 28, 2014, as reported in the Issuer's Annual on Form 10-K for the fiscal year ended December 31, 2013, filed with the Securities and Exchange Commission on March 10, 2014.

CUSIP No. 67069D108	13D/A	Page 10 of 17 Pages

(i)	CMAG:
	(a)	As of the date hereof, CMAG may be deemed the beneficial owner of 1,015,425 shares of Common Stock (including options to purchase 384,900 shares of Common Stock).
Percentage: Approximately 3.5% as of the date hereof.
	(b):	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,015,425 shares of Common Stock (including options to purchase 384,900 shares of Common Stock).
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,015,425 shares of Common Stock (including options to purchase 384,900 shares of Common Stock).

(ii)	CREL:
	(a)	As of the date hereof, CREL may be deemed the beneficial owner of 504,213 shares of Common Stock.
Percentage: Approximately 1.8% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 504,213 shares of Common Stock.
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 504,213 shares of Common Stock.

(iii)	CRO:
	(a)	As of the date hereof, CRO may be deemed the beneficial owner of 504,213 shares of Common Stock.
Percentage: Approximately 1.8% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 504,213 shares of Common Stock.
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 504,213 shares of Common Stock.

(iv)	GEHC:
	(a)	As of the date hereof, GEHC may be deemed the beneficial owner of 44,500 shares of Common Stock.
Percentage: Approximately 0.2% as of the date hereof.
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 44,500 shares of Common Stock.
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 44,500 shares of Common Stock.

CUSIP No. 67069D108	13D/A	Page 11 of 17 Pages

(v)	CGI:
	(a)	As of the date hereof, CGI may be deemed the beneficial owner of 1,688,132 shares of Common Stock (including options to purchase 384,900 shares of Common Stock).
Percentage: Approximately 5.9% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,688,132 shares of Common Stock (including options to purchase 384,900 shares of Common Stock).
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,688,132 shares of Common Stock (including options to purchase 384,900 shares of Common Stock).

(vi)	Mr. Hall:
	(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 1,732,632 shares of Common Stock (including options to purchase 384,900 shares of Common Stock).
Percentage: Approximately 6.0% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,732,632 shares of Common Stock (including options to purchase 384,900 shares of Common Stock).
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,732,632 shares of Common Stock (including options to purchase 384,900 shares of Common Stock).

(b) By virtue of investment management agreements with CMAG, its ownership of CRO and a sub-advisory agreement governing a portion of a mutual fund portfolio ("CASF") that beneficially owns 168,494 shares of Common Stock, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,688,132 shares of Common Stock beneficially owned by CMAG, CREL and CASF. By virtue of his direct and indirect control of CGI and indirect ownership of GEHC, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which CGI and GEHC has voting power or dispositive power.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 3 is set forth in Appendix B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

CUSIP No. 67069D108	13D/A	Page 12 of 17 Pages

Clinton is currently party to option contracts on 872,100 shares of Common Stock with strike prices ranging from $13.00 to $17.00 and expiration dates ranging from April 19, 2014 to January 17, 2015.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 6 to this Schedule 13D and is incorporated by reference herein.

Other than the options described in this Item 6 or as otherwise disclosed in the Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
5	Letter to Ms. Dawn Zier, dated March 31, 2014.
6	Joint Filing Agreement, dated March 31, 2014.

CUSIP No. 67069D108	13D/A	Page 13 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 31, 2014

CLINTON MAGNOLIA MASTER FUND, LTD. By: Clinton Group, Inc., its investment manager
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P. By: Clinton Relational Opportunity, LLC, its investment manager
/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CLINTON RELATIONAL OPPORTUNITY, LLC

/s/ John Hall
Name: John Hall
Title: Authorized Signatory

GEH CAPITAL, INC.

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Comptroller

CUSIP No. 67069D108	13D/A	Page 14 of 17 Pages

CLINTON GROUP, INC.
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George E. Hall
George E. Hall

CUSIP No. 67069D108	13D/A	Page 15 of 17 Pages

Appendix A

Directors and Executive Officers of Certain Reporting Persons

CLINTON GROUP, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 601 Lexington Avenue, 51st Floor, New York, New York 10022.

Name	Position and Principal Occupation
George E. Hall	Director and Chief Executive Officer
Gregory P. Taxin	President
Francis A. Ruchalski	Director and Chief Financial Officer
John L. Hall	Director and Secretary
Nader Behbehani	Chief Compliance Officer

CLINTON MAGNOLIA MASTER FUND, LTD.

The following sets forth the name, principal occupation and business address of each director of CMAG. There are no executive officers of CMAG. Each such person is a citizen of the United Kingdom.

Name	Principal Occupation	Business Address
Jane Fleming	Client Accountant of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Dennis Hunter	Director of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Roger Hanson	Director of dms Management Ltd.	c/o dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.

Clinton Relational Opportunity GP LLC, a Delaware limited liability company, is the general partner of CREL. George Hall is the controlling person of Clinton Relational Opportunity GP LLC.

CUSIP No. 67069D108	13D/A	Page 16 of 17 Pages

CLINTON RELATIONAL OPPORTUNITY, LLC

George Hall is the controlling person of CRO.

GEH CAPITAL, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of GEHC. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 601 Lexington Avenue, 251st Floor, New York, New York 10022.

Name	Position and Principal Occupation
George E. Hall	Director, Chief Executive Officer and President
Francis A. Ruchalski	Director and Comptroller
John L. Hall	Director, Chief Financial Officer, Secretary and Treasurer

CUSIP No. 67069D108	13D/A	Page 17 of 17 Pages

Appendix B

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK

BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to the shares of Common Stock effected since the filing of Amendment No. 3 by any of the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market through a broker.

CMAG

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
3/26/2014	38,087	15.7624

GEHC

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
3/26/2014	(5,500)	15.8025